November 20, 2007

By Federal Express and EDGAR

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D. C. 20549

Re:	Nalco Holding Company

Annual Report on Form 10-K for the fiscal year ended December 31, 2006

Response letter dated October 8, 2007

File No. 001-32342

Dear Ms. Blye:

The following is in response to your letter dated October 12, 2007, regarding the Nalco Holding Company (“we,” “Nalco” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”).

As requested in your letter, we have set forth below the Company’s response to your comments.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nalco Holding Company

General

1.

We note that in your response letter of October 8, 2007, you state that your subsidiaries have sold products to entities in Iran, Sudan and Syria. Please identify and describe for us the products sold, and tell us whether any of the products have military uses. Advise us whether, and the extent to which, your subsidiaries have sold products to the governments of Iran, Sudan and/or Syria, or to entities owned or controlled by those governments.

Response to Comment 1:

As we noted in our response letter of October 8, 2007, the nature of our subsidiaries’ business in Iran, Sudan and Syria – the sale of chemicals for treating water and production processes – is benign. More specifically, the types of chemicals sold and their applications include:

•

Boiler water and cooling water treatment chemicals used across a broad spectrum of industries to prevent corrosion, scale buildup and microbial fouling in boilers and cooling water systems, thus protecting the useful lives of the assets treated and minimizing costs associated with water and energy.

•

Flocculants, coagulants, and defoamers used by the paper industry to reduce total operating costs, improve the quality of pulp delivered to the paper mill, increase paper machine productivity and useful life, improve sheet properties, and enhance product quality.

•	Emulsion breakers used in oilfields to facilitate the separation and removal of water from oil and corrosion inhibitors used by petroleum refiners.
•

Various chemicals used by the marine transportation industry for the treatment of fuel oil, engine cooling water, boiler water, fresh water, and wastewater, as well as chemicals for cleaning and treating cargo, ballast, and bilge tanks.

None of the products our subsidiaries sell, including those sold in Iran, Sudan and Syria, has a direct military application.

As we disclosed in our response letter of October 8, 2007, sales reported by our subsidiaries to customers in Iran, Sudan and Syria represented 0.14%, 0.21%, 0.27% and 0.12% of Nalco’s consolidated net sales in 2004, 2005, 2006 and the first six months of 2007, respectively. During that period, our subsidiaries report that they sold products to approximately seventy-two (72) customers in Iran. To the best of our subsidiaries’ knowledge, approximately fifteen (15) of these customers are owned or controlled by the government of Iran, which include petroleum, steel, and other metal processing companies. Our subsidiaries also sold products to six (6) customers in Sudan, of which three (3) are petroleum companies that are partially owned by the Sudanese government.

Nalco Holding Company

Sales were made to four (4) customers in Syria during that period, of which two (2) refineries and one (1) power station are owned or controlled by the Syrian government.

Yours truly, Nalco Holding Company
/s/ Stephen N. Landsman
Stephen N. Landsman Vice President, General Counsel and Corporate Secretary